Exhibit 20


                       CHROMCRAFT REVINGTON, INC.



For Immediate Release                    For More Information Contact:
Thursday, October 10, 1996               Frank T. Kane, Vice President
                                         & CFO


                       Chromcraft Revington, Inc.
              To Acquire Cochrane Furniture Company, Inc.

       Delphi, Indiana and Lincolnton, North Carolina-October 10, 1996 -Chromcraft Revington, Inc. (NYSE:CRC) and Cochrane Furniture Company, Inc. announced today that they have signed a definitive merger agreement pursuant to which Chromcraft Revington will acquire Cochrane Furniture Company. The transaction is estimated to be valued at approximately $27 million, which includes Cochrane Furniture Company's debt assumed in the merger. Following the acquisition, Cochrane Furniture Company will operate as a wholly-owned subsidiary of Chromcraft Revington under the name Cochrane Furniture Company, Inc.

      Under the terms of the merger agreement, all of the outstanding shares of common stock of Cochrane Furniture Company will be converted into the right to receive a cash amount equal to $4.75 per share. The acquisition is subject to approval by shareholders of Cochrane Furniture Company, certain regulatory clearances and other conditions provided in the acquisition agreement.

      Cochrane Furniture Company manufactures and sells dining room, bedroom and upholstered furniture, and had sales of $86 million for the fiscal year ended March 30, 1996.

      Chromcraft Revington, with sales of $153 million for the year ended December 31, 1995, designs, manufactures and sells occasional, casual dining and commercial furniture throughout the United States under the "Peters-Revington," "Chromcraft" and "Silver Furniture" brand names.